UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Clean Energy Fuels Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

184499101

(CUSIP Number)

June 14, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Green Energy Investment Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,379,745 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,379,745 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,379,745 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.7% beneficial ownership of the Common Stock based on 88,514,691 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 8, 2013

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes held by GEIH are convertible.

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Green Equity Investors VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,379,745 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,379,745 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,379,745 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.7% beneficial ownership of the Common Stock based on 88,514,691 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 8, 2013

12.	Type of Reporting Person (See Instructions) PN

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes held by GEIH are convertible.

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Green Equity Investors Side VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,379,745 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,379,745 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,379,745 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.7% beneficial ownership of the Common Stock based on 88,514,691 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 8, 2013

12.	Type of Reporting Person (See Instructions) PN

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes held by GEIH are convertible.

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) GEI Capital VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,379,745 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,379,745 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,379,745 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.7% beneficial ownership of the Common Stock based on 88,514,691 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 8, 2013

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes held by GEIH are convertible.

CUSIP No.184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Green VI Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,379,745 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,379,745 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,379,745 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.7% beneficial ownership of the Common Stock based on 88,514,691 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on
May 8, 2013

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes held by GEIH are convertible.

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Leonard Green & Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,379,745 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,379,745 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,379,745 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.7% beneficial ownership of the Common Stock based on 88,514,691 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 8, 2013

12.	Type of Reporting Person (See Instructions) PN

(1)	Represents the aggregate number of shares into which the Convertible Promissory Notes held by GEIH are convertible.

CUSIP No. 184499101

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) LGP Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,379,745 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,379,745 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,379,745 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

5.7% beneficial ownership of the Common Stock based on 88,514,691 shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 8, 2013

12.	Type of Reporting Person (See Instructions) CO

(1) Represents the aggregate number of shares into which the Convertible Promissory Notes held by GEIH are convertible.

Item 1.

(a)	Name of Issuer
Clean Energy Fuels Corp. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices
3020 Old Ranch Parkway, Suite 400, Seal Beach CA 90740

Item 2.

(a)	Name of Person(s) Filing

(A) Green Energy Investment Holdings LLC

(B) Green Equity Investors VI, L.P.

(C) Green Equity Investors Side VI, L.P.

(D) GEI Capital VI, LLC

(E) Green VI Holdings, LLC

(F) Leonard Green & Partners, L.P.

(G) LGP Management, Inc.

Green Equity Investors VI, L.P., a Delaware limited partnership (“GEI VI”) and Green Equity Investors Side VI, L.P., a Delaware limited partnership (“GEI Side VI”) are Members of Green Energy Investment Holdings LLC, a Delaware limited liability company (“GEIH”). GEI Capital VI, LLC, a Delaware limited liability company (“GEIC”) is the general partner of GEI VI and GEI Side VI. Green VI Holdings, LLC, a Delaware limited liability company (“Holdings”) is a limited partner of GEI VI and GEI Side VI. Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”) is the management company of GEI VI and GEI Side VI, the Manager of GEIH, and an affiliate of GEIC and Holdings. LGP Management, Inc., a Delaware corporation (“LGPM”) is the general partner of LGP.

GEI VI and GEI Side VI, as the Members of GEIH, LGP, as the Manager of GEIH and the management company of GEI VI and GEI Side VI, LGPM, as the general partner of LGP, GEIC, as the general partner of GEI VI and GEI Side VI, and Holdings, as a limited partner of GEI VI and GEI Side VI, directly (whether through ownership or position) or indirectly through one or more intermediaries, may be deemed to share voting and investment power with respect to the shares of the Issuer’s Common Stock to which this Schedule relates (the “Shares”). As such, GEI VI, GEI Side VI, GEIC, Holdings, LGP, and LGPM may be deemed to be the indirect beneficial owners of the Shares.

Each of GEI VI, GEI Side VI, GEIC, Holdings, LGP, and LGPM disclaims beneficial ownership of the Shares reported herein, except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of such securities for purposes of Section 13(d), Section 13(g), Section 16, or for any other purposes.

Each of Messrs. John G. Danhakl, Peter J. Nolan, Jonathan D. Sokoloff, Jonathan A. Seiffer, John M. Baumer, Timothy J. Flynn, James D. Halper, Todd M. Purdy, Michael S. Solomon, and W. Christian McCollum either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP. As such, Messrs. Danhakl, Nolan, Sokoloff, Seiffer, Baumer, Flynn, Halper, Purdy, Solomon, and McCollum may be deemed to have shared voting and investment power with respect to all shares beneficially owned by GEIH. These individuals each disclaim beneficial ownership of the securities held by GEIH except to the extent of his pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

(A) – (G): 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025

(c)	Citizenship

(A) – (G): Delaware

(d)	Title of Class of Securities

This statement relates to the Issuer’s Common Stock, par value $0.0001 per share.

(e)	CUSIP Number

184499101

Item 3.

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

On June 14, 2013, GEIH purchased two Convertible Promissory Notes of the Issuer each with a face value of $25,000,000, and made a loan to the Issuer in the principal amount of $35,000,000 in exchange for an additional Convertible Promissory Note with a face value of $35,000,000. As a result of these transactions, GEIH holds Convertible Promissory Notes of the Issuer with an aggregate principal amount of $85,000,000. GEIH holds the Convertible Promissory Notes directly. The Convertible Promissory Notes are presently convertible into an aggregate of 5,379,745 Shares. Based on their respective ownership percentages of GEIH, GEI VI may be deemed to be the beneficial owner of 3,370,770 Shares, and GEI Side VI may be deemed to be the beneficial owner of 2,008,975 Shares.

The following information is provided as of June 21, 2013.

(a)	Amount beneficially owned:

i.	GEIH is the beneficial owner of 5,379,745 shares of Common Stock.

ii.	GEI VI is the beneficial owner of 5,379,745 shares of Common Stock.

iii.	GEI Side VI is the beneficial owner of 5,379,745 shares of Common Stock.

iv.	GEIC is the beneficial owner of 5,379,745 shares of Common Stock.

v.	Holdings is the beneficial owner of 5,379,745 shares of Common Stock.

vi.	LGP is the beneficial owner of 5,379,745 shares of Common Stock.

vii.	LGPM is the beneficial owner of 5,379,745 shares of Common Stock.

(b) Percent of class (based upon 88,514,691 shares of Common Stock issued and outstanding as of May 1, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 8, 2013):

i.	GEIH is the beneficial owner of 5.7% of Issuer’s Common Stock.

ii.	GEI VI is the beneficial owner of 5.7% of Issuer’s Common Stock.

iii.	GEI Side VI is the beneficial owner of 5.7% of Issuer’s Common Stock.

iv.	GEIC is the beneficial owner of 5.7% of Issuer’s Common Stock.

v.	Holdings is the beneficial owner of 5.7% of Issuer’s Common Stock.

vi.	LGP is the beneficial owner of 5.7% of Issuer’s Common Stock.

vii.	LGPM is the beneficial owner of 5.7% of Issuer’s Common Stock.

(c) Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote:

a.	0 shares of Common Stock for GEIH

b.	0 shares of Common Stock for GEI VI

c.	0 shares of Common Stock for GEI Side VI

d.	0 shares of Common Stock for GEIC

e.	0 shares of Common Stock for Holdings

f.	0 shares of Common Stock for LGP

g.	0 shares of Common Stock for LGPM

ii.	Shared power to vote or to direct the vote:

a.	5,379,745 shares of Common Stock for GEIH

b.	5,379,745 shares of Common Stock for GEI VI

c.	5,379,745 shares of Common Stock for GEI Side VI

d.	5,379,745 shares of Common Stock for GEIC

e.	5,379,745 shares of Common Stock for Holdings

f.	5,379,745 shares of Common Stock for LGP

g.	5,379,745 shares of Common Stock for LGPM

iii.	Sole power to dispose or to direct the disposition of:

a.	0 shares of Common Stock for GEIH

b.	0 shares of Common Stock for GEI VI

c.	0 shares of Common Stock for GEI Side VI

d.	0 shares of Common Stock for GEIC

e.	0 shares of Common Stock for Holdings

f.	0 shares of Common Stock for LGP

g.	0 shares of Common Stock for LGPM

iv.	Shared power to dispose or to direct the disposition of:

a.	5,379,745 shares of Common Stock for GEIH

b.	5,379,745 shares of Common Stock for GEI VI

c.	5,379,745 shares of Common Stock for GEI Side VI

d.	5,379,745 shares of Common Stock for GEIC

e.	5,379,745 shares of Common Stock for Holdings

f.	5,379,745 shares of Common Stock for LGP

g.	5,379,745 shares of Common Stock for LGPM

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 3.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 24, 2013

Green Energy Investment Holdings LLC
By:	Leonard Green & Partners, L.P., its Manager

By:	/s/ Michael Gennaro
Michael Gennaro
Chief Operating Officer and Secretary

Green Equity Investors VI, L.P.
By:	GEI Capital VI, LLC, its General Partner

By:	/s/ Michael Gennaro
Michael Gennaro
Chief Operating Officer and Secretary

Green Equity Investors Side VI, L.P.
By:	GEI Capital VI, LLC, its General Partner

By:	/s/ Michael Gennaro
Michael Gennaro
Chief Operating Officer and Secretary

GEI Capital VI, LLC

By:	/s/ Michael Gennaro
Michael Gennaro
Chief Operating Officer and Secretary

Green VI Holdings, LLC

By:	/s/ Michael Gennaro
Michael Gennaro
Chief Operating Officer and Secretary

Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner

By:	/s/ Michael Gennaro
Michael Gennaro
Chief Operating Officer and Secretary

LGP Management, Inc.

By:	/s/ Michael Gennaro
Michael Gennaro
Chief Operating Officer and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Joint Filing Agreement, dated June 21, 2013

2	Power of Attorney, dated June 21, 2013

3	Identification of Members of the Group, dated June 21, 2013